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David F. Denison joins BCE Board of Directors

MONTRÉAL, November 1, 2012 – The Board of Directors of BCE Inc. (TSX, NYSE: BCE) today announced the appointment of David F. Denison as a Director of BCE and Bell Canada.

“We welcome David Denison to the BCE Board, and look forward to the benefit of his extensive experience and insight in financial services, particularly pension fund and asset management,” said Tom O’Neill, Chair of the Board of BCE and Bell.

Mr. Denison served as President and CEO of the Canada Pension Plan (CPP) Investment Board from 2005 to 2012. Prior to his appointment to the CPP Investment Board, Mr. Denison was President of Fidelity Investments Canada Limited.

Mr. Denison serves as a Director at Royal Bank of Canada (RBC) and as a member of the World Bank Treasury Expert Advisory Committee. He is a director of The United Way of Greater Toronto, and a member of the Toronto Community Foundation Investment Committee and the University of Toronto Investment Advisory Committee. A chartered accountant, Mr. Denison holds a Bachelor degree in mathematics and education from the University of Toronto and is a Fellow of the Institute of Chartered Accountants of Ontario.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk. For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca